Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months Ended June 30, 2024

OTTAWA, CANADA – August 14, 2024 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and six-month periods ended June 30, 2024. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (IFRS) unless otherwise noted.

“I am pleased with our financial and operating performance for the second quarter,” commented Dan Goldberg, Telesat’s President and CEO. “We remain on track to meet our 2024 guidance and, as a result of our continued disciplined execution, delivered industry-leading Adjusted EBITDA margins1, high capacity utilization, a substantial contractual backlog2 of $1.1 billion, and a cash balance of $1.4 billion.”

Goldberg added: “Our focus this year remains twofold. First, in our geostationary activities, maximize our Adjusted EBITDA1 and cash flow by seeking to mitigate anticipated revenue declines and rigorously managing our legacy cost structure. Second, move forward expeditiously on implementing and deploying Telesat Lightspeed as we complete the definitive documentation on the Government of Canada and Government of Quebec funding for the program. We believe Telesat Lightspeed, our state-of-the-art Low Earth Orbit (LEO) global broadband constellation, will revolutionize broadband connectivity for enterprise and government users and represents a highly compelling growth and value creation opportunity for Telesat and its stakeholders.”

For the quarter ended June 30, 2024, Telesat reported consolidated revenue of $152 million, a decrease of 15% ($27 million) compared to the same period in 2023 and in line with our expectations. When adjusted for changes in foreign exchange rates, revenue declined 16% ($29 million) compared to 2023. The decrease was primarily due to a reduction of services and lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer as well as lower revenue from certain mobility and Latin American customers.

Operating expenses for the quarter were $56 million, an increase of $5 million from 2023. The impact from foreign exchange was minimal. The increase was primarily due to higher wages and benefits, bad debt expense, and costs associated with consulting contracts, partially offset by lower non-cash share-based compensation and higher capitalized engineering associated with Telesat Lightspeed.

Adjusted EBITDA1 for the quarter was $103 million, a decrease of 25% ($35 million) or 27% ($37 million) when adjusted for foreign exchange rates. The Adjusted EBITDA margin1 was 67.8%, compared to 77.1% in the same period in 2023.

Telesat net income for the quarter was $129 million compared to net income of $519 million for the same period in the prior year. The change was primarily due to the recognition of C-band clearing income in 2023, along with a loss associated with the impact of changes in foreign exchange rates during the quarter on the value of our US dollar denominated debt, compared with a gain in the same period in 2023.

For the six-month period ended June 30, 2024, Telesat reported consolidated revenue of $305 million, a decrease of 16% ($59 million) compared to the same period in 2023 and in line with our expectations. When adjusted for changes in foreign exchange rates, revenue declined 17% ($60 million) compared to 2023. The decrease was primarily due to a reduction of services and lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer as well as lower revenue from certain mobility and Latin American customers and lower equipment sales to Canadian Government customers.

Operating expenses for the six-month period were $103 million, a decrease of $2 million from 2023. The impact from foreign exchange was minimal. The decrease was primarily due to lower non-cash share-based compensation and higher capitalized engineering associated with Telesat Lightspeed, partially offset by higher wages and benefits, bad debt expense, and costs associated with consulting contracts.

Adjusted EBITDA1 for the six-month period was $214 million, a decrease of 23% ($64 million) or 24% ($66 million) when adjusted for foreign exchange rates. The Adjusted EBITDA margin1 was 70.3%, compared to 76.4% in the same period in 2023.

For the six months ended June 30, 2024, Telesat’s net income was $77 million compared to net income of $547 million for the same period in the prior year. The change was primarily due to the recognition of C-band clearing income in 2023, along with a loss associated with the impact of changes in foreign exchange rates during the period on the value of our US dollar denominated debt, compared with a gain in the same period in 2023.

Business Highlights

▲	At June 30, 2024:

-	Telesat had contracted backlog[2] for future services of approximately $1.1 billion (excluding revenue commitments associated with Telesat Lightspeed).

-	Fleet utilization was 75%.

▲	Debt Repurchase:

-	To date in 2024, Telesat has repurchased US$262 million of debt for an aggregate price of US$119.5 million (including US$5.5 million in accrued interest). This includes a principal amount of US$42.5 million repurchased for US$20.9 million (including US$0.7 million in accrued interest) subsequent to the end of the second quarter.

-	Combined with the debt repurchases completed in 2022 and 2023, Telesat has repurchased a cumulative principal amount of US$849 million for an aggregate cost of US$458.9 million (including US$12.2 million in accrued interest).

2024 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.35)

For 2024, Telesat continues to expect full year:

●	Revenues to be between $545 million and $565 million;

●	Adjusted EBITDA[1] to be between $340 million and $360 million, which reflects Telesat Lightspeed operating expenses of between $80 million and $90 million; and

●	Cash flows used in investing activities to be in the range of $1,000 million to $1,400 million, which is nearly all related to expected Telesat Lightspeed capital expenditures.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2024 has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval + (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Wednesday, August 14, 2024, at 10:30 a.m. ET to discuss its financial results for the Quarter ended June 30, 2024. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 6484355 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/ytrh4nae. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 14, 2024 until 11:59 p.m. ET on August 28, 2024. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 7879436 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on X, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2024 and the growth opportunities and expected timing around the financing of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “on track,” “believe,” “opportunity” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising or prolonged elevated interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment including Telesat’s ability to enter into definitive funding agreements with Telesat’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of Telesat’s vendor financing, technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed; risks of accelerating capital expenditures for Telesat Lightspeed prior to entering into, and/or funding from, definitive financing agreements; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2023, and the Forms 6-K that were filed on March 28, 2024 and May 10, 2024, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Revenue	$152,433	$179,752	$304,608	$363,174
Operating expenses	(56,283)	(51,634)	(103,395)	(105,106)
Depreciation	(31,644)	(46,632)	(68,039)	(93,009)
Amortization	(2,808)	(3,403)	(5,631)	(6,763)
Other operating gains (losses), net	(33)	344,890	(18)	344,913
Operating income	61,665	422,973	127,525	503,209
Interest expense	(61,942)	(68,550)	(126,372)	(137,423)
Gain on repurchase of debt	172,322	153,390	172,322	153,390
Interest and other income	20,237	17,116	41,365	32,583
Gain (loss) on foreign exchange	(34,477)	66,931	(102,890)	77,067
Income (loss) before income taxes	157,805	591,860	111,950	628,826
Tax (expense) recovery	(28,546)	(72,838)	(35,028)	(81,387)
Net income (loss)	$129,259	$519,022	$76,922	$547,439

Net income (loss) attributable to:
Telesat Corporation shareholders	$35,452	$139,730	$20,690	$147,739
Non-controlling interest	93,807	379,292	56,232	399,700
	$129,259	$519,022	$76,922	$547,439

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$2.55	$10.39	$1.50	$11.16
Diluted	$2.45	$10.05	$1.45	$10.80

Total Weighted Average Common Shares Outstanding
Basic	13,910,463	13,452,279	13,808,505	13,238,960
Diluted	15,856,505	15,145,888	15,654,401	14,916,365

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$1,427,238	$1,669,089
Trade and other receivables	74,470	78,289
Other current financial assets	625	631
Current income tax recoverable	4,239	16,510
Prepaid expenses and other current assets	84,151	52,169
Total current assets	1,590,723	1,816,688
Satellites, property and other equipment	1,557,363	1,260,298
Deferred tax assets	2,478	2,954
Other long-term financial assets	6,456	6,633
Long-term income tax recoverable	7,497	7,497
Other long-term assets	40,072	40,926
Intangible assets	690,094	692,756
Goodwill	2,510,138	2,446,603
Total assets	$6,404,821	$6,274,355

Liabilities
Trade and other payables	$161,982	$43,626
Other current financial liabilities	28,183	29,061
Income taxes payable	8,172	1,921
Other current liabilities	61,170	63,119
Total current liabilities	259,507	137,727
Long-term indebtedness	3,002,220	3,197,019
Deferred tax liabilities	230,230	235,247
Other long-term financial liabilities	14,023	14,938
Other long-term liabilities	275,804	290,441
Total liabilities	3,781,784	3,875,372

Shareholders’ Equity
Share capital	56,348	51,252
Accumulated earnings	567,414	534,058
Reserves	117,855	76,608
Total Telesat Corporation shareholders’ equity	741,617	661,918
Non-controlling interest	1,881,420	1,737,065
Total shareholders’ equity	2,623,037	2,398,983
Total liabilities and shareholders’ equity	$6,404,821	$6,274,355

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars)	2024	2023
Cash flows from operating activities
Net income (loss)	$76,922	$547,439
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	68,039	93,009
Amortization	5,631	6,763
Tax expense (recovery)	35,028	81,387
Interest expense	126,372	137,423
Interest income	(40,516)	(31,334)
(Gain) loss on foreign exchange	102,890	(77,067)
Share-based compensation	11,443	19,006
(Gain) loss on disposal of assets	18	(21)
Gain on repurchase of debt	(172,322)	(153,390)
Deferred revenue amortization	(27,361)	(30,580)
Pension expense	2,821	2,837
C-band clearing income	—	(344,892)
Other	3,011	854
Income taxes paid, net of income taxes received	(20,846)	(24,119)
Interest paid, net of interest received	(75,520)	(97,057)
Operating assets and liabilities	(29,210)	(27,909)
Net cash from operating activities	66,400	102,349
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(188,250)	(34,149)
Cash payments related to property and other equipment	(31,725)	(20,353)
Purchase of intangible assets	(52)	(12,242)
Net cash (used in) generated from investing activities	(220,027)	(66,744)
Cash flows (used in) generated from financing activities
Repurchase of indebtedness	(128,498)	(159,049)
Payments of principal on lease liabilities	(1,267)	(1,074)
Satellite performance incentive payments	(1,830)	(3,090)
Tax withholdings on settlement of restricted and performance share units	(5,396)	—
Government grant received	1,194	—
Net cash (used in) generated from financing activities	(135,797)	(163,213)
Effect of changes in exchange rates on cash and cash equivalents	47,573	(33,185)
Changes in cash and cash equivalents	(241,851)	(160,793)
Cash and cash equivalents, beginning of period	1,669,089	1,677,792
Cash and cash equivalents, end of period	$1,427,238	$1,516,999

Telesat’s Adjusted EBITDA margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS measures.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of Canadian dollars) (unaudited)	2024	2023	2024	2023
Net income (loss)	$129,259	$519,022	$76,922	$547,439
Tax expense (recovery)	28,546	72,838	35,028	81,387
(Gain) loss on foreign exchange	34,477	(66,931)	102,890	(77,067)
Interest and other income	(20,237)	(17,116)	(41,365)	(32,583)
Interest expense	61,942	68,550	126,372	137,423
Gain on repurchase of debt	(172,322)	(153,390)	(172,322)	(153,390)
Depreciation	31,644	46,632	68,039	93,009
Amortization	2,808	3,403	5,631	6,763
Other operating (gains) losses, net	33	(344,890)	18	(344,913)
Non-recurring compensation expenses(3)	1,144	484	1,388	484
Non-cash expense related to share-based compensation	6,009	10,048	11,443	19,006
Adjusted EBITDA	$103,303	$138,650	$214,044	$277,558

Revenue	$152,433	$179,752	$304,608	$363,174
Adjusted EBITDA Margin	67.8%	77.1%	70.3%	76.4%

End Notes

[1]	Non-IFRS Measures – Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘backlog’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.